



CALIFORNIA
GK Pastry
HANDMADE
APPLE PIE
Jar Cake
Net Wt.
6.5 oz (184g)
APPLE PIE
Jar Cake

G K S P

GK Pastry Inc
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%
Target Raise Amount: $50,000
Offering End Date: November 26, 2024

Repayment Period: 2 years (24 months)
Minimum Raise Amount: $10,000

Company Details:

Name: GK Pastry Inc
Founded: February 23, 2023
Address: 2417 Park Blvd
Palo Alto, CA 94306

Industry: Retail Bakery
Employees: 8
Website: https://www.gkpastry.com/

Use of Funds Allocation:

If the maximum raise is met:

$47,000 (94.00%) – of the proceeds will go towards working capital- new location and equipment
$3,000 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 286 Followers



S M B X



Business Metrics:

	FY23	YTD 8/31/2024
Total Assets	$104,047	$114,383
Cash & Cash Equivalents	$1,961	$8,848
Accounts Receivable	$0	$0
Short-term Debt	$23,378	$52,001
Long-term Debt	$111,710	$106,897
Revenue	$150,702	$479,043
Cost of Goods Sold	$69,904	$176,005
Taxes	$0	$0
Net Income	-$61,551	-$13,474

Recognition:

GK Pastry Inc (DBA GK Pastry) plans to open a third location in Los Altos, where they'll continue offering their popular baked goods while expanding into new breakfast, lunch, and dinner options. The new location will feature a variety of fresh sandwiches, salads, soups, and other savory and sweet dishes.

About:

GK Pastry Inc (DBA GK Pastry) is a family-run bakery that specializes in handcrafted baked goods using only natural and high-quality ingredients. From its signature sourdough breads and focaccias to indulgent pastries, GK Pastry offers a range of sweet and savory options for every occasion.

For more information, contact our Customer Support Team at support@thesmbx.com

